SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 5)

NTS-Properties III
(Name of Subject Company (issuer))

ORIG, LLC (Offeror and Affiliate of Issuer)
J.D. Nichols (Bidder and Affiliate of Issuer)
Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E100
(CUSIP Number of Class of Securities)

J.D. Nichols, Manager
of ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of filing persons)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

Calculation of Filing Fee

Previously Paid	

☐   Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☐   going private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 dated August 30, 2002 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 10, 2002 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 2,000 Interests (the "Offer") in NTS-Properties III, a Georgia limited partnership and an affiliate of the Offeror, at $315 per Interest. The Original Statement was subsequently amended by filing Amendment No. 1 on June 7, 2002, Amendment No. 2 on July 8, 2002, Amendment No. 3 on July 17, 2002 and Amendment No. 4 on August 7, 2002. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

This Amendment constitutes the Fifth Amendment to the Original Statement by including a copy of the notice sent by the Offeror to limited partners dated August 30, 2002 reminding them that the Offer will expire on September 16, 2002. The notice is included as Exhibit (a)(1)(ix) to this Amendment No. 5.

Item 12. Material to be filed as Exhibits.

Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

(a)(1)(x)   Notice to Limited Partners dated August 30, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2002   ORIG, LLC, a Kentucky limited liability company.

                                            By: */s/ J.D. Nichols*
                                                   J. D. Nichols, Manager

                                                   /s/ J.D. Nichols
                                                   J. D. Nichols, individually

                                                   /s/ Brian F. Lavin
                                                   Brian F. Lavin, individually

EXHIBITS

Exhibit Number	Description
(a)(1)(x)	Notice to Limited Partners dated August 30, 2002.

Notice to Limited Partners dated August 30, 2002.

ORIG, LLC

10172 Linn Station Road
Louisville, Kentucky 40223
(800) 928-1492 ext. 544

August 30, 2002

Dear NTS-Properties III Investor:

<u>FINAL NOTICE</u>

The offer to purchase interests of

NTS-Properties III

for $315 per interest will expire on

September 16, 2002.

On August 7, 2002, ORIG, LLC, an affiliate of NTS-Properties III, amended its Offer to Purchase dated May 10, 2002, by extending the expiration date to September 16, 2002. **This letter is to notify you that no future extensions are contemplated.**

We intend to mail payment for interests tendered in the offer, and accepted by us, on or before September 30, 2002. **IF YOU HAVE SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS, NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE PAYMENT.** If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Monday, September 16, 2002, to receive the purchase price of $315 per interest.

Please note that, except with regard to the expiration date, the terms and conditions set forth in our Offer to Purchase and the related Letter of Transmittal dated May 10, 2002, are applicable in all respects to our offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

If you are having difficulty completing the documents or meeting the expiration date, please call Rita Martin at 1-800-928-1492, extension 544.